May 31, 2019



Jonathan Lamm
Chief Financial Officer
Goldman Sachs Private Middle Market Credit II LLC
200 West Street
New York, NY 10282

       Re:    Goldman Sachs Private Middle Market Credit II LLC
              Registration Statement on Form 10
              Filed May 2, 2019
              File Nos. 000-56052 and 814-01307

Dear Mr. Lamm:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Item 1 Business, page 4

   1. On page 4 you state that, although you have "commenced exploring investment opportunities" you have not funded any investments. Please clarify whether you have any binding commitments to fund any investments and, if material, describe the terms of your agreement.
 Jonathan Lamm
Goldman Sachs Private Middle Market Credit II LLC
May 31, 2019
Page 2

    2. We note your strategy includes investing in first lien loans and
unitranche loans   which you
       indicate are first lien loans that may extend deeper into a company's capital structure than traditional first lien. It is our understanding that, in some instances, companies are issuing first lien debt without additional classes of subordinated debt, or less subordinated debt than was previously market standard. Please confirm if this is accurate; and, if material, disclose any changes to your investment analysis or risk levels as a result.

    3. We note you provide an 80% policy tied to private middle-market credit obligations and related instruments which you define to include preferred stock and "other instruments" that provide exposure to such fixed-income instruments. Given where it falls in a company's capital structure, please explain why you believe it is appropriate to include preferred stock in the definition of credit obligations. In addition, please describe what "other instruments"
       may be included in your 80% basket. Please advise and revise as necessary.

    4. The disclosure on page 18 describing your revolving credit facility indicates the agreement will include "restrictions on certain operations." To the extent your borrowing agreements, or your intended use of leverage more generally, materially impacts the types of investments you will invest in (e.g., industry/geographic concentration, credit metrics, position limits, etc.) please describe the impacts in an appropriate location. In addition, please disclose any material covenants that, if breached, would accelerate the repayment date under the facility.

    5. We note that your borrowing base is calculated based on unfunded commitments. Please note the staff's view is that unfunded commitments are typically not an "asset" that can be used to calculate asset coverage ratios for purposes of complying with the Investment
       Company Act. Please confirm to us how you will determine your asset coverage ratio for purposes of complying with Section 18(a) of the Investment Company Act.

    6. Please disclose the basis for your statement that expenses borne by the company in the ordinary course on an annual basis "will not exceed an amount equal to 0.5% of aggregate commitments ..."

Item 1A Risk Factors, page 42

    7. On page 63 you disclose that you may form one or more collateralized loan obligation vehicles (CLO). With a view to disclosure in appropriate locations, please:
          Tell us whether the transfer of loans into the CLO would be a realization event for purposes of calculating your incentive fee;
          Tell us how loans will be selected for the CLO; and, Disclose who will manage the CLO and any compensation they may receive for
          structuring and/or managing the CLO.
 Jonathan Lamm
Goldman Sachs Private Middle Market Credit II LLC
May 31, 2019
Page 3

Item 7 Certain Relationships and Related Transactions, and Director Independence, page 80

      8. Please remove the statement on page 80 telling prospective unitholders that they "should"
         review the Adviser's Form ADV for additional information about potential conflicts of interest. Please explain why the statement that a unitholder "is deemed to have assented to the potential conflicts of interest" is appropriate.

Item 11 Description of Registrant's Securities to be Registered, page 96

      9. The disclosure on page 98 indicates that, following the initial investment period, you will have the right to make drawdown requests to make additional investments. Please revise the disclosure here to discuss any limitations on your ability to make additional investments after the investment period.

Closing

         We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

                                         * * * * *

         If you have any questions prior to filing an amendment, please call me at (202) 551-3393.



                                                               Sincerely,



                                                               Jay Williamson
                                                               Senior Counsel




cc:      Fried, Frank, Harris, Shriver & Jacobson LLP
                 Lisa Schneider
                 Joshua Wechsler
 Jonathan Lamm
Goldman Sachs Private Middle Market Credit II LLC
May 31, 2019
Page 4